Exhibit 99.1

LINKTONE ACQUIRES ONLINE NEWS AND INFORMATION PORTAL OKEZONE.COM

Announces Completion of Incorporation of Indonesian Media Distribution Company and Relocation of Principal Executive Offices from Shanghai, China to Singapore

New Initiatives Further Company’s Geographic Expansion Efforts

Singapore, July 5, 2012 —Linktone Ltd. (NASDAQ: LTON), a provider of media and entertainment content and services in key strategic markets in Asia, today announced the acquisition of Okezone.com (www.okezone.com), a Bahasa Indonesian online portal focused on delivering breaking news, as well as entertainment, information and video content. With a staff of over 100 reporters and editors, Okezone.com provides real-time coverage of major events. It has become Indonesia’s third most popular news and entertainment website and is growing rapidly in markets such as Malaysia, Singapore, Saudi Arabia, Japan and the United States. Linktone acquired Okezone.com from PT Media Nusantara Citra Tbk (“MNC”), the Company’s indirect majority shareholder.

In addition, Linktone completed the incorporation of PT InnoForm in Indonesia, which will focus on media content distribution services. PT Innoform, a variable interest entity (“VIE”) controlled by a subsidiary of Linktone, will distribute a variety of media content throughout Indonesia, across all platforms including free and pay TV, online, home video and cinema. In addition, this VIE will facilitate distribution of MNC-owned content and pay TV channels to markets outside Indonesia.

Linktone also announced that its Board of Directors has approved the relocation of the Company’s principal executive offices from Shanghai, China to The Republic of Singapore. Linktone’s new principal executive offices are now located at 39 MacTaggart Road, Singapore 368084.

Mr. Hary Tanoesoedibjo, Executive Chairman and Chief Executive Officer of Linktone stated, “These recent changes to our business are in line with our efforts to transform Linktone from a China-focused provider of mobile value-added services into a multi-platform media distributor serving the entire pan-Asian region.

The acquisition of Okezone.com expands our Indonesian business beyond the mobile arena, providing Linktone with an immediate online presence and another digital platform to engage Indonesian audiences. With an average of 150 million page views and 25 million unique visitors per month, Okezone.com is already a popular source of news and other content for web users in Indonesia and elsewhere in the world. I believe that we can leverage Okezone.com’s popularity to help expand our reach among both consumers and content owners, diversify our revenue base and grow our business across a wider range of end markets in Indonesia.

“The move of our principal executive offices from Shanghai to Singapore will allow us to better pursue growth opportunities outside China, especially in the highly populous ASEAN region. This move also enables Linktone to more effectively address the needs of our partners in other targeted countries throughout the region.”

Mr. Tanoesoedibjo concluded, “The incorporation of PT InnoForm in Indonesia is a significant milestone against our goal of making Linktone a leading regional media content distributor. InnoForm’s collaboration with the MNC group gives the Company access to a sizeable portfolio of highly rated Indonesian TV content and channels, which further enhances InnoForm’s multi-platform, multi-territory distribution strategy with multi-origin media content.”

Collectively, the acquisition of Okezone.com, the incorporation of PT InnoForm and the relocation of our principal executive offices represent important progress toward our goal of geographic diversification and expansion of our suite of services and products to create a more valuable offering for media producers and consumers across content platforms.”

ABOUT LINKTONE LTD.

Linktone Ltd. is a provider of rich and engaging services and content to a wide range of traditional and new media consumers and enterprises in Mainland China, Indonesia, Malaysia, Hong Kong and Singapore. Linktone focuses on media, entertainment, communication and edutainment products, which are promoted through the company’s strong nationwide distribution networks, integrated service platforms and multiple marketing sales channels, as well as through the networks of leading mobile operators in Mainland China and Indonesia.

FORWARD-LOOKING STATEMENTS

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that Linktone will not be able to realize meaningful returns from investments it makes, including its acquisitions or strategic partnerships, or may be required to record provisions for impairments in the value of the Company’s investments; risks associated with Linktone’s growth strategy, including competition in the markets in which it operates, Linktone’s ability to further expand into new markets such as the Indonesian value-added services market or the market for entertainment and edutainment products in Southeast Asia, as well as possible changes in the policies of telecommunication regulators and telecom network operators in China and Indonesia or in other laws and regulations, such as tax laws, which could adversely affect Linktone’s financial condition and results of operations; the effect of the share repurchase program, if any, on the trading price of Linktone’s ADSs; the risk that Linktone will not be able to effectively manage entities that it acquires or effectively utilize their resources; and the risks outlined in Linktone’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1 and annual report on Form 20-F. Linktone does not undertake any obligation to update this forward-looking information, except as required under applicable law.

Investor Relations

The Piacente Group, Inc.

Lee Roth

linktone@thepiacentegroup.com

Tel: 212-481-2050